UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Panda Ethanol, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
698338100
(CUSIP Number)
Panda Energy International, Inc.
4100 Spring Valley, Suite 1001
Dallas, Texas 75244
(972) 980-7159
Copy to:
Janice V. Sharry
Thomas H. Yang
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698338100

1.	NAMES OF REPORTING PERSONS. Panda Energy International, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		37,366,540

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,366,540

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,366,540

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	68.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	698338100

1.	NAMES OF REPORTING PERSONS. PLC II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		22,482,733

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,482,733

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,482,733

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	698338100

1.	NAMES OF REPORTING PERSONS. Panda Energy Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		231,287

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		231,287

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	231,287

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Panda Ethanol, Inc., a Nevada corporation (the “Issuer”), and is being filed on behalf of Panda Energy International, Inc. (the “Company”), PLC II, LLC (“PLC II”), a wholly-owned subsidiary of the Company, and Panda Energy Management, LP (“PEM”) a wholly-owned subsidiary of the Company, to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2006, as amended by Amendment No. 1 filed on December 4, 2006, to reflect the change in beneficial ownership of the Company, PLC II and PEM. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     This statement is being filed by Panda Energy International, Inc., a Texas corporation (the “Company”), PLC II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“PLC II”) and Panda Energy Management, LP, a Delaware limited partnership and wholly-owned subsidiary of the Company (“PEM”). PEMC, Inc., a Texas corporation and wholly-owned subsidiary of the Company (“PEMC”) is the general partner of PEM. The Company is in the business of developing, financing, constructing and operating power generation facilities and other large scale, energy-related projects. PLC II was formed as a special purpose entity to hold various assets of the Company from time to time. PEM is in the business of providing administrative services to the Company, its affiliates and the Issuer. PEMC was formed to act as the general partner to PEM. The address of the Company, PLC II, PEM and PEMC’s principal business and principal office is 4100 Spring Valley Road, Suite 1001, Dallas, Texas 75244.
     Attached as Schedule A is a chart setting forth, with respect to each executive officer and director of the Company and PEMC, his or her name, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) as of the date hereof.
     During the past five years, none of the Company, PLC II, PEM, PEMC nor, to the best knowledge of the Company or PEMC, any executive officer or director of the Company or PEMC, respectively, named on Schedule A, have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     Each of the directors and executive officers identified on Schedule A is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented as follows:
     Pursuant to a Services Agreement, effective September 1, 2007, by and between the Issuer and PEM (the “Services Agreement”), the Issuer issued 231,287 shares of Common Stock to PEM on January 30, 2008. Pursuant to the Services Agreement, the Issuer issued 174,614 shares of Common Stock to the Company on April 18, 2008, and 260,565 shares of Common Stock to the Company on August 6, 2008. Pursuant to the Services Agreement, the Issuer issued 260,565 shares of Common Stock to the Company on August 6, 2008. The Services Agreement provides for the provision to the Issuer of various general administrative services, including human resources, government reporting, accounting, employee heath and safety, financial (including cash management and insurance), general corporate, legal, development and facilities, corporate communications, investor relations, corporate travel and provision of aircraft, and certain executive office functions services, and such other services as are relevant or necessary or as the Issuer may reasonably request as relevant or necessary. All labor related services rendered to the Issuer by PEM employees, excluding those PEM employees that also hold a position with the Issuer’s board of directors (which services are treated as non-labor services), are paid in Common Stock of the Issuer. In determining the amount of Common Stock due, the aggregate value of the services provided by PEM to the Issuer are be calculated based upon a rate of 2.5 times the allocated salary cost of each PEM employee who provides monthly hours of services to the Issuer. This aggregate amount is paid in Common Stock valued monthly based on a calculation of the value weighted average price of the Issuer’s Common Stock for the last 10 trading days of each month. The average price used is based on the number of shares traded in each of the ten days multiplied by the closing price of the Issuer’s Common Stock on the OTCBB on such day. If there is no trading volume for the 10 day period, then the closing share price for the 10 day period is used.
     Pursuant to a Securities Purchase Agreement, dated as of October 6, 2008, by and between the Issuer and PLC II (the “Securities Purchase Agreement”), the Issuer sold to PLC II 25,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) for cash consideration of $2.5 million. The Series A Preferred Stock is currently convertible into 10,000,000 shares of the Issuer’s Common Stock. Such purchase was made using funds available from working capital. As a condition to such equity investment, the Issuer also issued to PLC II a Panda Ethanol, Inc. Common Stock Purchase Warrant (the “Warrant”) to purchase, at any time until October 7, 2013, up to 5,967,262 shares of Common Stock of the Issuer at an exercise price of $0.25 per share, subject to certain anti-dilution adjustments. In addition, the Warrant holder has participation rights with respect to any issuance of Common Stock by the Issuer at less than fair market value. Also pursuant to the Securities Purchase Agreement, the outstanding principal and interest amount of $1,628,868 owed by the Issuer to the Company pursuant to the Amended and Restated Loan Agreement, dated July 29, 2008, by and between the Issuer and the Company (the “Loan Agreement”) was converted to 6,515,471 shares of the Issuer’s Common Stock, to be issued to PLC II. Upon such conversion, the Loan Agreement and the promissory note evidencing such borrowing was terminated and cancelled. The Securities Purchase Agreement contained standard representations, warranties, covenants and conditions and closed on October 7, 2008.
Item 4. Purpose of Transaction.
     The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:
     The Company, PLC II and PEM acquired the shares of Common Stock for investment purposes. The Company, PLC II and PEM intend to assess their investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by the Company, PLC II and/or PEM, the Company, PLC II and/or PEM may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Company, PLC II or PEM at any time without prior notice. The Company, PLC II and/or PEM may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could results in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, none of the Company, PLC II nor PEM have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) As of October 7, 2008, the Company, PLC II and PEM were the beneficial owners of the following shares of Common Stock:

	No. Shares of	Percentage of
	Common Stock	Common Stock
Filing Person	Beneficially Owned	Beneficially Owned
Panda Energy International, Inc.	37,366,540 *	68.9%**
PLC II, LLC	22,482,733 *	41.4%**
Panda Energy Management, LP	231,287	0.6%

*	This number includes 10,000,000 shares of Common Stock which may be acquired upon conversion of the Series A Preferred Stock and 5,967,262 shares which may be acquired pursuant to the exercise of the Warrant.

**	This percentage was calculated based on 54,252,926 shares of Common Stock outstanding, which is the sum of 31,770,193 shares of Common Stock reported outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on August 19, 2008, 6,515,471 shares of Common Stock issued to PLC II pursuant to the Securities Purchase Agreement, 10,000,000 shares of Common Stock which may be acquired upon conversion of the Series A Preferred Stock and 5,967,262 shares of Common Stock which may be acquired pursuant to the exercise of the Warrant.
     To the Company’s, PLC II’s and PEM’s best knowledge, no shares of the Issuer’s Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
     (b) As of October 7, 2008, the Company, PLC II and PEM possessed the voting power over the following shares of Common Stock:

Panda Energy International, Inc.

Sole power to vote or to direct the vote:	37,366,540 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	37,366,540 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock

PLC II, LLC

Sole power to vote or to direct the vote:	22,482,733 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	22,482,733 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock

Panda Energy Management, LP

Sole power to vote or to direct the vote:	231,287 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	231,287 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock
     To the Company’s, PLC II’s and PEM’s best knowledge, none of the persons identified in Schedule A to this Schedule 13D possess voting or dispositive power over the Issuer’s Common Stock.
     (c) Other than the acquisitions of shares of Common Stock described in Item 3 above, no transactions in the Issuer’s Common Stock were effected during the past sixty days by the persons named in response to Item 5(a).
     (d) Not applicable.
     (e) Note applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby supplemented as follows:

     The descriptions of the Services Agreement, the Securities Purchase Agreement, the Series A Preferred Stock and the Warrant set forth in Item 3 of this Schedule 13D are incorporated by reference herein. Such descriptions are summaries only and are qualified in their entirety by the terms of the Services Agreement, the Securities Purchase Agreement, the Panda Ethanol, Inc. Certificate of Designations of Series A Convertible Preferred Stock, dated as of October 7, 2008, and the Warrant, which are attached hereto as Exhibits 1, 2, 3 and 4, and are incorporated herein by reference.
     All of the shares of Common Stock acquired pursuant to the Securities Purchase Agreement are subject to that certain Registration Rights Agreement, dated as of November 9, 2007, as amended on October 7, 2008, by and between the Issuer, the Company and the holders signatory thereto (as amended, the “Registration Rights Agreement”). The Registration Rights Agreement requires the Issuer to register for resale all covered shares before or on March 31, 2009. In the event that the Issuer fails to file a registration statement by this date, it will be required to pay to the stockholders that are parties to the agreement partial liquidated damages.
     The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the terms of the Registration Rights Agreement, which is attached hereto as Exhibits 5 and 6, and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Services Agreement, effective as of September 1, 2007, by and between Panda Energy Management, LP and Panda Ethanol, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 15, 2007).

Exhibit 2.	Securities Purchase Agreement, dated as of October 6, 2008, by and between Panda Ethanol, Inc. and PLC II, LLC. (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on October 10, 2008).

Exhibit 3.	Panda Ethanol, Inc. Certificate of Designations of Series A Convertible Preferred Stock, dated as of October 7, 2008. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on October 10, 2008).

Exhibit 4.	Panda Ethanol, Inc. Common Stock Purchase Warrant, dated as of October 7, 2008, by and between Panda Ethanol, Inc. and PLC II, LLC. (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on October 10, 2008).

Exhibit 5.	Registration Rights Agreement, dated as of November 9, 2007, by and between Panda Ethanol, Inc. and Panda Energy International, Inc. (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 15, 2007).

Exhibit 6.	First Amendment to Registration Rights Agreement, dated as of October 7, 2008, by and among Panda Ethanol, Inc., Panda Energy International, Inc. and the holders signatory thereto (incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on October 10, 2008).

Exhibit 7.	Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2008	PANDA ENERGY INTERNATIONAL, INC.
	By:	/s/ Robert W. Carter
		Name:	Robert W. Carter
		Title:	Chief Executive Officer

October 14, 2008	PLC II, LLC
	By:	/s/ Robert W. Carter
		Name:	Robert W. Carter
		Title:	Chief Executive Officer

October 14, 2008	PANDA ENERGY MANAGEMENT, LP By PEMC, Inc., its general partner
	By:	/s/ Robert W. Carter
		Name:	Robert W. Carter
		Title:	Chief Executive Officer

Schedule A
     Set forth below is the name and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Panda Energy International, Inc. and PEMC, Inc. The business address of each such person listed below is c/o Panda Energy International, Inc., 4100 Spring Valley Road, Suite 1001, Dallas, Texas 75244.

Name	Principal Occupation or Employment
Robert W. Carter — Executive Officer and Director, Panda Energy International, Inc.; Chief Executive Officer, Chairman and Director, PEMC, Inc.	Chairman and Chief Executive Officer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Todd W. Carter — President, Panda Energy International, Inc. and PEMC, Inc.	President Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Janice Carter — Executive Vice President — Administration, Secretary & Treasurer, Panda Energy International, Inc. and PEMC, Inc.	Executive Vice President — Administration, Secretary & Treasurer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Robert K. Simmons — Chief Financial Officer, Panda Energy International, Inc. and PEMC, Inc.	Chief Financial Officer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

William C. Nordlund — Senior Vice President, Panda Energy International, Inc. and PEMC, Inc.	Senior Vice President Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Ralph Killian — Senior Vice President — Development Panda Energy International, Inc.	Senior Vice President — Development Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

L. Stephen Rizzieri — Chief Legal Officer and General Counsel, Panda Energy International, Inc.	Chief Legal Officer and General Counsel Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Frank M. Dickerson — Director, Panda Energy International, Inc.	Chairman and Chief Executive Officer Arc One, LLC 1010 Northwest Blvd. Winston-Salem, NC 27101

William Huffman, Jr. — Director, Panda Energy International, Inc.	Brown & Brown Insurance 201 East First Street Rome, GA 30161

David Pruitt —Director, Panda Energy International, Inc.	Retired